Form 6-K
No. (1)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of   March 2007,
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

Date: March 9, 2007	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, March 9,2007 Page 1 of 1

9.35 AM CET / 9-Mar-2007 / Electrolux (STO:ELUX A) (STO:ELUX B) (STO:ELUX BE) (LSE:ELXB)
John Lupo, Johan Molin and Torben Ballegaard Sørensen proposed new Board members of Electrolux
In preparation for the Electrolux Annual General Meeting on April 16, the Electrolux Nomination Committee is proposing the election of John Lupo, Johan Molin and Torben Ballegaard Sørensen as new Board members. The committee is proposing the re-election of Peggy Bruzelius, Louis R. Hughes, Barbara Milian Thoralfsson, Caroline Sundewall, Hans Stråberg and Marcus Wallenberg. As previously announced, Marcus Wallenberg is proposed as new Chairman of the Board, succeeding Michael Treschow, who has declined re-election to the Board.
John Lupo has been a principal of management consulting firm Renaissance Partners in the US since 2000, and is a member of boards of several companies related to the consumer goods market. Mr. Lupo has more than 35 years of experience from the US consumer goods sector in companies such as Wal-Mart Stores and Dillard Department Stores. Mr. Lupo, born in 1946, is an American citizen and holds a Bachelor of Science degree in Business Administration from Miami University of Ohio, USA.
Johan Molin has been President and CEO of Assa Abloy, Sweden, a global leader in lock and door opening solutions, since 2005. Mr. Molin is also board member of Assa Abloy. Between 2001 and 2005 Mr. Molin was CEO of Nilfisk-Advance, a leading manufacturer of professional cleaning equipment. Mr. Molin, born in 1959, is a Swedish citizen and holds a Bachelor of Science degree in Financial Economics from the Stockholm School of Economics.
Torben Ballegaard Sørensen has been President and CEO of the high-end audio and video manufacturer Bang & Olufsen, Denmark, since 2001. Mr. Sørensen was previously Executive Vice President of Lego Company, Denmark. Mr. Sørensen, born in 1951, is a Danish citizen and holds an MBA from the Aarhus School of Business Administration supplemented with the Executive Program at Stanford University.
The Electrolux Nomination Committee comprises Börje Ekholm (Chairman), President and CEO of Investor; Ramsay J. Brufer, Alecta Pension Insurance; Annika Andersson, Fourth Swedish National Pension Fund; Marianne Nilsson, Swedbank Robur Funds, and Michael Treschow, Chairman of the Electrolux Board. The committee’s proposal will be presented to the AGM on April 16, 2007.
For further information contact Electrolux Press Hotline +46 8 657 6507
About the Electrolux Group Electrolux is a global leader in home appliances and appliances for professional use, selling more than 40 million products to customers in 150 countries every year. The company focuses on innovations that are thoughtfully designed, based on extensive consumer insight, to meet the real needs of consumers and professionals. Electrolux products include refrigerators, dishwashers, washing machines, vacuum cleaners and cookers sold under esteemed brands such as Electrolux, AEG-Electrolux, Zanussi, Eureka and Frigidaire. In 2006, Electrolux had sales of SEK 104 billion and 56,000 employees.